Exhibit 99.1

News Release

For Immediate Release

WEST FRASER ANNOUNCES RENEWAL OF NORMAL COURSE ISSUER BID

VANCOUVER, B.C., February 27, 2024 – West Fraser Timber Co. Ltd. (“West Fraser” or the “Company”) (TSX and NYSE: WFG) announced today that the Toronto Stock Exchange (“TSX”) has accepted West Fraser’s notice to renew its normal course issuer bid (“NCIB”). Under the renewed NCIB, West Fraser will be entitled to purchase up to 3,971,380 Common shares (“Shares”) of the Company, representing approximately 5% of the Shares issued and outstanding as at February 16, 2024. The NCIB will commence on March 1, 2024. The purpose of the NCIB is to enable the Company to return capital to shareholders by way of repurchases of Shares, including when the Company believes its Shares are undervalued or represent an attractive investment opportunity. The Company believes that such repurchases are an appropriate use of the Company’s available funds and in its best interests.

Purchases under the NCIB may be made through the facilities of the TSX, the New York Stock Exchange (“NYSE”) and alternative trading systems in Canada and/or the United States, if eligible. Purchases of Shares under the NCIB may be made on the TSX, at the market price at the time of purchase in accordance with the rules and policies of the TSX, or on the NYSE in compliance with Rule 10b-18 under the United States Securities Exchange Act of 1934 (the “Exchange Act”). In addition, purchases may also be made by private agreement or under a specific share repurchase program pursuant to an issuer bid exemption order issued by a securities regulatory authority, in which event purchases will be at a discount to the prevailing market price.

The rules and policies of the TSX contain restrictions on the number of Shares that can be purchased under the NCIB, based on the average daily trading volumes on the TSX. Similarly, the safe harbor conditions of Rule 10b-18 under the Exchange Act impose certain limitations on the number of Shares that can be purchased on the NYSE each day. As a result of the restrictions, subject to certain exceptions for block purchases, the maximum number of Shares that can be purchased per day during the NCIB on the TSX is 48,339 based on 25% of the average daily trading volume on the TSX for the prior six months (being 193,358 Shares on the TSX). Subject to certain exceptions for block purchases, the maximum number of Shares that can be purchased per day on the NYSE is 25% of the average daily trading volume on NYSE for the four calendar weeks preceding the date of purchase. Subject to regulatory requirements, the actual number of Shares purchased and the timing of such purchases, if any, will be determined by West Fraser having regard to future price movements and other factors. All Shares purchased by West Fraser under the NCIB will be cancelled.

The NCIB will terminate on February 28, 2025 or earlier if the maximum number of Shares authorized for repurchase under the NCIB have been purchased. West Fraser reserves the right to terminate the NCIB earlier if it feels it is appropriate to do so.

West Fraser plans to enter into an automatic purchase plan with a broker, which will enable West Fraser to provide standard instructions and purchase Shares on the open market during self-imposed blackout periods. Outside of these blackout periods, Shares may be purchased in accordance with management’s discretion.

West Fraser’s prior normal course issuer bid for the purchase of up to 4,063,696 Shares expired on February 26, 2024. In aggregate, West Fraser purchased a total of 1,907,510 Shares at a volume weighted-average price of US$70.55 per Share, excluding brokerage fees, all of which purchases were made on the open market.

About West Fraser

West Fraser is a diversified wood products company with more than 60 facilities in Canada, the United States, the United Kingdom, and Europe. From responsibly sourced and sustainably managed forest resources, the Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals, and renewable energy. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials.

Forward-Looking Statements

This news release contains forward-looking information or forward-looking statements (collectively, “forward-looking statements”) within the meaning of applicable securities laws, including future purchases of West Fraser’s Shares under the NCIB, including pursuant to private agreements or a specific share repurchase program under an issuer bid exemption order issued by applicable securities regulatory authorities, and the return of capital to West Fraser’s shareholders. Any such forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends and current conditions. Readers should also refer to the risk factors set forth in the Company’s annual information form and management’s discussion and analysis for the year ended December 31, 2023, each dated February 14, 2024, available at SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov/edgar). There can be no assurance that the plans, intentions or expectations upon which forward-looking statements are based will be realized. Actual results may differ, and the difference may be material and adverse to the Company and its shareholders.

For More Information

Investor Contact

Robert B. Winslow, CFA

Director, Investor Relations & Corporate Development

Tel. (416) 777-4426

shareholder@westfraser.com

Media Contact

Joyce Wagenaar

Director, Communications

Tel. (604) 817-5539

media@westfraser.com